EXHIBIT 99.1

Student Transportation Inc. Discloses Transactions Under Normal Course Issuer Program

Strong Fundamentals, Positive Outlook for Remainder of the Year, FY2016 Looks Even Better

WALL, N.J., June 4, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's most trusted provider of school bus transportation and management services, announced today that for the period of May 21, 2015 to May 27, 2015, it purchased 54,532 of its common shares pursuant to the normal course issuer bid (NCIB) program. Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest capital for growth. In addition, STI officers and directors bought an additional 35,000 common shares in the market. The NCIB purchases, as well as the purchases by STI officers and directors, have been filed on sedi.ca. As noted in a separate release by the TSX, the company will call for maturity, conversion and settlement the 6.75% convertible subordinated unsecured debentures (STB.DB.B) due June 30, 2015.

"Many sectors have been experiencing some volatility of late and certainly we have been impacted by that market volatility. The structure of our core business has not changed, kids are still going to school and we are still transporting them. The fundamentals of our business and our customer relationships are strong and the changes we have in place will continue to make us stronger," stated Denis Gallagher, Chairman and CEO of STI. "Growth is continuing in our core business and we are beginning to see traction in our technology business with our SafeStop app, which we began to develop and market this past year. Our industry leadership on alternative fuel vehicles, with 60% less carbon monoxide and low cost propane, has contributed to our growth this year, as more parents are demanding newer vehicles and a cleaner environment around our schools. More school districts are even agreeing to provide fuel for us which lowers our volatility in this commodity. Our contract renewals have been at our usual high levels and we are starting to see higher prices and increases in the market. The portion of our fuel costs we look to lock in annually has been locked in at low prices for next year, and lastly we have reduced our debt this fiscal year by $50 million over last year. Through our continued use of new technology, we will look to drive cost reductions as our vehicles and our team both become 'smarter'. All of these steps are expected to improve our margin in Fiscal Year 2016, which begins in July."

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, STI is North America's most trusted provider of school bus transportation and management services, operating more than 12,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor contacts:
         Doug Coupe
         Director of Communications & Investor Relations
         dcoupe@ridesta.com

         Patrick Walker
         Chief Financial Officer
         pwalker@ridesta.com